Abacus Global Management Announces Intention to Conduct Exchange Offer and Consent Solicitation Relating to Warrants
June 27, 2025
ORLANDO, Fla., June 27, 2025 (GLOBE NEWSWIRE) -- Abacus Global Management, Inc. (the “Company”) (NASDAQ: ABL), today announced that it intends to conduct an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase shares of common stock of the Company, par value $0.0001 per share (“common stock”), which warrants trade on The Nasdaq Capital Market under the symbol “ABLLW” (“public warrants”), and (ii) private placement warrants to purchase shares of common stock (such private placement warrants, together with the public warrants, the “warrants”).
Each outstanding warrant is exercisable for one common share at a price of $11.50 per share, subject to adjustments pursuant to the warrant agreement that governs the warrants (the “Warrant Agreement”). The Company intends to offer to all holders of the warrants the opportunity to receive 0.23 shares of common stock in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Concurrently with the Offer, the Company also expects to solicit consents from holders of the warrants to amend the Warrant Agreement to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.207 shares of common stock, which is a ratio 10% less than the exchange ratio that will be applicable to the Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the outstanding public warrants.
The Company expects to commence the Offer following the filing of a Form S-4 registration statement setting forth the terms of the Offer.
Important Notice
This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933. As required by Rule 135, this press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
Contacts:
Investor Relations
Robert F. Phillips – SVP Investor Relations and Corporate Affairs rob@abacusgm.com
(321) 290-1198
David Jackson – Director of IR/Capital Markets david@abacusgm.com
(321) 299-0716
Abacus Global Management Public Relations
press@abacusgm.com